UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

The Norinchukin Bank
Mitsubishi UFJ Financial Group, Inc.
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Mitsubishi UFJ NICOS Co., Ltd.

Concerning the Maintenance and Development of the Capital Alliance Relationship Between

The Norinchukin Bank and Mitsubishi UFJ NICOS Co., Ltd.

Tokyo, September 20, 2007 — The Norinchukin Bank (Norinchukin), Mitsubishi UFJ Financial Group, Inc. (MUFG), The Bank of Tokyo-Mitsubishi UFJ, Ltd.(BTMU), and Mitsubishi UFJ NICOS Co., Ltd. (MUN) have established a strategic business and capital alliance relationship in the JA Bank retail business.

Today, as MUFG made an announcement concerning “Regarding the Series of Matters Announced Today Beginning with the Four-Way Alliances among the MUFG Group Companies and JACCS” and MUN announced its “Notification of Revision to Business Forecasts and Dividends (Consolidated and Non-consolidated) and Record of Extraordinary Losses for the Fiscal Year ending March 31, 2008” and gave notice concerning the formulation of a “New Mid-Term Management Plan”, “Absorption by Merger of a Subsidiary Company (Short-Form Merger)” and “Implementation of Business Structure Reform,” and MUFG and MUN made an announcement concerning “Regarding Underwriting of the Third-Party Allotment of New Shares of Mitsubishi UFJ NICOS Co., Ltd. by Mitsubishi UFJ Financial Group, Inc. and the Share Exchange between the Two Companies,” Norinchukin and MUFG, BTMU, MUN have agreed to move forward with discussions on how to maintain and develop the capital alliance between Norinchukin and MUN which is a part of the business and capital alliance relationship of all parties concerned.

1. Overview of the Business and Capital Alliance

Based on the Business and Capital Alliance Agreement regarding the JA Bank’s retail business entered into on November 14, 2005, Norinchukin and MUFG, BTMU, and MUN have a business alliance of broad scope that covers such business areas as multi-function IC cards which have the functions of card operations, small loan guarantees, and proof of identity, last will trusts, and estate planning, and also share a capital alliance for the purpose of supporting a stable and effective business alliance.

(1)	Norinchukin holds 17,700 shares of MUFG Class 8 preferred shares and 22,400 shares of Class 12 preferred shares

(2)	Norinchukin holds 50,000,000 shares of MUN First Class 1 shares

2. Items to be Discussed

Discussions will be held among Norinchukin and MUFG, BTMU, and MUN with the objectives of maintaining the capital alliance relationship between Norinchukin and MUN even after MUN becomes a wholly-owned subsidiary of MUFG, and of taking said opportunity to forge an even closer and more stable business and capital alliance between the companies, by considering making MUN an equity method affiliate of Norinchukin.

Norinchukin and MUFG, BTMU, and MUN will strive to reach a basic agreement on the above-referenced matters for discussion by the time that the Share Exchange Agreement between MUFG and MUN is entered into.

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Contacts:

The Norinchukin Bank	Public Relations Division	81-3-5222-2019

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651

The Bank of Tokyo-Mitsubishi UFJ, Ltd	Public Relations Division	81-3-3240-2950

Mitsubishi UFJ NICOS Co., Ltd.	Public Relations Division	81-3-5296-1128